Exhibit 12.1

STATEMENT RE:  RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth, for each of the periods presented, our deficiency of earnings to cover fixed charges. Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012.

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(in thousands)
Net Loss	$(187,364)	$(198,607)	$(117,500)	$(95,708)	$(62,124)	$(39,444)
Ratio of earnings to fixed charges	*	*	*	*	*	*
Coverage Deficiency	$(187,364)	$(198,607)	$(117,500)	$(95,708)	$(62,124)	$(39,444)

*                 Our earnings were insufficient to cover fixed charges for the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012 and we are unable to disclose a ratio of earnings to fixed charges for such periods. The dollar amount of the deficiency in earnings available for fixed charges for the nine months ended September 30, 2017 and the years ended December 31, 2016, 2015, 2014, 2013 and 2012 was $(187.4) million, $(198.6) million, $(117.5) million, $(95.7) million, $(62.1) million, and $(39.4) million, respectively.